UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

Check One:
     |_| Form 10-K |_| Form 20-F |_| Form 11-K  |_|Form 10-Q  |X| Form N-SAR

SEC FILE NUMBER     811-6175

For Period Ended:   December 31, 1998

PART I -- REGISTRANT INFORMATION

Mainstay Institutional Funds Inc.
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Full Name of Registrant

New York Life Institutional Funds, Inc.
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Former Name if Applicable

51 Madison Avenue
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Address of Principal Executive Office (Street and Number)

New York, NY  10010
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

    | (a)  The reasons  described in  reasonable  detail in Part III of this
    |      form  could  not be  eliminated  without  unreasonable  effort or
    |      expense;
    | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
 X | will be filed on or before the fifteenth calendar day following | the prescribed due date; or the subject quarterly report of | transaction report on Form 10-Q, or portion thereof will be filed | on or before the fifth calendar day following the prescribed due
    |      date; and
    | (c)  The  accountant's  statement  or other  exhibit  required by Rule
    |      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

         The MainStay Institutional Funds Inc. (the "Registrant") is unable to file its Form N-SAR for the twelve months ended December 31, 1998 within the prescribed time period because there were unforeseen delays in the completion of the Registrant's audit. Much of the information to be included in the Registrant's Form N-SAR could not be determined until its audit was complete, and because the Registrant includes eleven series, the Registrant was not able to compile and input the information in the Form N-SAR prior to the required filing date without the imposition of unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jennifer B. McHugh       (202)                   261-3370
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          (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).   |X| Yes     | | No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or porttion
     thereof?              | | Yes     |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       Mainstay Institutional Funds Inc.
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                  (Name of Registrant as Specified in Charter)

Date:  March 2, 1999             By:  /s/ Anthony W. Polis
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